EXHIBIT A

SCHEDULE OF TRANSACTIONS

The following table lists all transactions completed by the Reporting Persons in the Common Stock during the past sixty (60) days, which were all completed through open market transactions.

Date and Nature of Transaction	Price per Share	Number of Shares of Common Stock

5/20/26 – Sale	$142.53	40,559
5/21/26 – Sale	$141.01	155
5/27/26 – Sale	$134.67	5,306
5/28/26 – Sale	$132.20	3,205
6/4/26 – Sale	$132.20	1,279
6/5/26 – Sale	$132.42	40,210
6/8/26 – Sale	$132.71	1,700
6/9/26 – Sale	$132.49	3,214
6/10/26 – Sale	$132.12	4,538
6/11/26 – Sale	$132.15	7,880